Exhibit 5

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each of such parties.

Date: March 19, 2014

GENERAL HEMP, LLC

By _/s/ Stuart Titus_________
Stuart Titus, Manager

_/s/ Stuart Titus_______

STUART TITUS